Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Engine Media Holdings, Inc.

3000 - 77 King Street West
P.O. Box 95, TD Centre North Tower
Toronto, Ontario M5K 1G8

Item 2.	Date of Material Change

April 6, 2023

Item 3.	News Release

A news release was issued and disseminated on January 26, 2021 through the facilities of Accesswire and subsequently filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com).

Item 4.	Summary of Material Change

Engine Gaming and Media, Inc. (GAME) (“Engine” or the “Company”) (NASDAQ:GAME)(TSXV:GAME) has closed its previously announced public offering (the “Offering”) of 7,673,000 subscription receipts (the “Subscription Receipts”) of the Company at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of the over-allotment option, for aggregate gross proceeds of US$9,591,250. The Offering was led by Roth Canada, Inc. (the “Agent”) as the sole agent and sole bookrunner.

The Subscription Receipts will be consolidated on the same ratio as the Consolidation (as discussed below) of the common shares prior to conversion into common shares of the Company. On closing of the Arrangement with GameSquare (as discussed below), the consolidated Subscription Receipts will automatically be exchanged on a one-to-one basis for consolidated common shares of the Company without any further action on the part of the holder and without payment of additional consideration.

Further, the Company has received approval from the TSX Venture Exchange to change the Company’s name to “GameSquare Holdings, Inc.” (the “Name Change”) and to consolidate the Company’s outstanding common shares on the basis of one new common share for every four existing common shares (the “Consolidation”). The Name Change and Consolidation will take effect at the start of trading on April 11, 2023.

Finally, the closing of the plan of arrangement by the Company with GameSquare Esports Inc. (CSE:GSQ)(OTCQB:GMSQF)(FRA:29Q1) (“GameSquare”) will be effective on April 11, 2023 (the “Arrangement”). Pursuant to the Arrangement, common shares of GameSquare will be exchanged at a ratio of 0.020655 of a post-Consolidation common share of the Company for each common share of GameSquare, which will result in the issuance of approximately 6,494,177 consolidated common shares of the Company to former shareholders of GameSquare. Following conversion of the consolidated Subscription Receipts, the common shares of the Company shall be held approximately as follows: former Engine shareholders - 33.6%; former GameSquare shareholders - 51.2%; and, former Subscription Receipt holders - 15.2%.

The Company will remain listed on the NASDAQ Capital Market and TSX Venture Exchange under the ticker symbol “GAME”. The Company will ring the Nasdaq Opening Bell on April 11, 2023.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

The Arrangement of the Company will be effective April 11, 2023

Pursuant to the Arrangement, common shares of GameSquare will be exchanged at a ratio of 0.020655 of a post-Consolidation common share of the Company for each common share of GameSquare, which will result in the issuance of approximately 6,494,177 consolidated common shares of the Company to former shareholders of GameSquare.

Following conversion of the consolidated Subscription Receipts, the common shares of the Company shall be held approximately as follows: former Engine shareholders - 33.6%; former GameSquare shareholders - 51.2%; and, former Subscription Receipt holders - 15.2%.

The Company will remain listed on the NASDAQ Capital Market and TSX Venture Exchange under the ticker symbol “GAME”. The Company will ring the Nasdaq Opening Bell on April 11, 2023.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No significant facts have been omitted from this report.

Item 8.	Executive Officer

The following officer of the Company may be contacted for further information:

Lou Schwartz
info@enginemediainc.com

Item 9.	Date of Report

This report is dated this 10th day of April, 2023.

SCHEDULE “A”

Engine Gaming Announces Closing of Subscription Receipt Financing

and Consolidation, Name Change and Closing of GameSquare Transaction

NEW YORK, NY, / ACCESSWIRE/ APRIL 6, 2023 / Engine Gaming and Media, Inc. (GAME) (“Engine” or the “Company”) (NASDAQ:GAME)(TSXV:GAME) is pleased to announce that it has closed its previously announced public offering (the “Offering”) of 7,673,000 subscription receipts (the “Subscription Receipts”) of the Company at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of the over-allotment option, for aggregate gross proceeds of US$9,591,250. The Offering was led by Roth Canada, Inc. (the “Agent”) as the sole agent and sole bookrunner.

The Subscription Receipts will be consolidated on the same ratio as the Consolidation (as discussed below) of the common shares prior to conversion into common shares of the Company. On closing of the Arrangement with GameSquare (as discussed below), the consolidated Subscription Receipts will automatically be exchanged on a one-to-one basis for consolidated common shares of the Company without any further action on the part of the holder and without payment of additional consideration.

The Agent was paid a corporate finance fee of US$125,000 and commissions totalling US$81,813.

The Company also announces that it has received approval from the TSX Venture Exchange to change the Company’s name to “GameSquare Holdings, Inc.” (the “Name Change”) and to consolidate the Company’s outstanding common shares on the basis of one new common share for every four existing common shares (the “Consolidation”). The Name Change and Consolidation will take effect at the start of trading on April 11, 2023.

The Company is also pleased to announce the closing of the plan of arrangement with GameSquare Esports Inc. (CSE:GSQ)(OTCQB:GMSQF)(FRA:29Q1) (“GameSquare”) is to be effective on April 11, 2023 (the “Arrangement”). Pursuant to the Arrangement, common shares of GameSquare will be exchanged at a ratio of 0.020655 of a post-Consolidation common share of the Company for each common share of GameSquare, which will result in the issuance of approximately 6,494,177 consolidated common shares of the Company to former shareholders of GameSquare. Following conversion of the consolidated Subscription Receipts, the common shares of the Company shall be held approximately as follows: former Engine shareholders - 33.6%; former GameSquare shareholders - 51.2%; and, former Subscription Receipt holders - 15.2%.

The Company will remain listed on the NASDAQ Capital Market and TSX Venture Exchange under the ticker symbol “GAME”. The Company will ring the Nasdaq Opening Bell on April 11, 2023.

Information for GameSquare Shareholders

In order to receive common shares of the Company on closing of the Arrangement, registered GameSquare shareholders that hold their shares directly in their own name (and not through an intermediary such as a bank, securities broker or other institution) are required to deposit the certificate(s) or direct registration statement (DRS) advice(s) representing such GameSquare shares along with a validly completed and duly executed letter of transmittal to Computershare Investor Services Inc. The letter of transmittal was previously sent to registered shareholders and is also available under GameSquare’s profile on SEDAR at www.sedar.com. Non-registered GameSquare shareholders will receive the consideration they are entitled to under the Arrangement through the intermediary in whose name their GameSquare shares are registered. GameSquare common shares will be halted from trading at the start of trading on April 11, 2023 and subsequently delisted in connection with the completion of the Arrangement.

Related Party Transaction

Certain insiders of the Company (the “Participating Insiders”) participated in the Offering. The participation of the Participating Insiders constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transaction (“MI 61-101”). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the Participating Insiders’ participation in the Offering did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba ZONED), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. GameSquare is headquartered in Toronto, Canada.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

GameSquare Contact:

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” on pages 20 to 28 of the Company’s annual information form dated November 29, 2022, “Risk Factors” on pages 6 to 14 of the Company’s annual report on Form 20-F filed with the SEC on December 30, 2022, and Risk Factors relating to the Arrangement as set out on pages 45 to 47 in the Company’s management information circular dated January 23, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information and forward-looking statements contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Arrangement, including the expected closing date; the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.